BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

November 2, 2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:	Dietrich A. King, Assistant Director
David Lin, Staff Attorney
Amit Pande, Accounting Branch Chief
John A. Spitz, Staff Accountant

Re:	International Land Alliance, Inc. ("Registrant" and/or "Company")
Amendment No. 5 to Registration Statement on Form S-1
Filed on October 31, 2017
File No. 333-218248

Gentlepersons:

The Registrant hereby files its Amendment No. 5 to Registration Statement on Form S-1 ("Amendment No. 4").  The Amendment No. 5 has been revised in accordance with the Commission's comment letter dated October 20, 2017 ("Comment Letter").

To assist the staff in its review of Registrant's responses, we have provided a copy of Amendment No. 4 "marked to show changes", and our responses below correspond to each comment number in the Comment Letter.

Special Note:

Pursuant to our discussions with Mr. Lin we have recalculated the filing fees and discovered that there was $56.05 owing. These fees have been wire transferred to the Commission in accordance with its written wire instructions.

Management's Discussion and Analysis of financial Condition and Results of Operations

Results of Operations for the year ended December 31, 2016 and the year ended December 31, 2015, page 19

1. The selling commissions as reported in the Results of Operations for the years ended December 31, 2016 and 2015, respectively, in the S-1 filing on page 19 are incorrect.  The selling commissions related to the equity sales were offset against the cash received in the equity accounts.  There were no selling commissions paid that were recorded as expense; we have updated the filing accordingly.

Financial Statements

2. The Company determined that a re-audit of the reported 2015 financial statements was not required due to the fact that the adjustments made were not pervasive but rather were limited to several accounts.  The Company also reviewed the PCAOB's Staff Questions and Answers document recommended by the Commission in completing our response. The prepaid expense and fixed asset adjustments relate to a single transaction in 2013 where the Company did not attain title to the land, and therefore, the land was not acquired as previously recorded and the prepaid expense was services already rendered in 2013 as well, in accordance with the same transaction. The revenue transactions recorded in 2015 were actually for equity sales with the promise of delivering a future plot of land. Therefore, the limited equity sales transactions that occurred in 2015 were reclassed as equity sales in accordance with the stock sale agreements.  The successor auditors had the full cooperation and communication with the prior auditor during this process in order to ensure that the limited transactions that were corrected were properly accounted for in accordance with generally accepted accounting principles.

Note 8 – Restatement, page F-20

3. We reviewed the guidance on "Accounting Changes and Error Corrections as per ASC 250-10-50-7, and accordingly, we have revised the S-1 filing to include a more extensive description of the five adjustments made to the 2015 restated financial statements.  Please refer to the revised Note 8 - Restatement for further details of the restatement adjustments in the updated filing.

4. We have reviewed the agreement with Grupo Valdes, and noted that our disclosure related to the services provided was incomplete.  Mr. Valdes provided the Company with all the services related to the earning of the shares granted in 2013 immediately following the agreement on October 1, 2013.  Therefore, we will be updating the wording on this disclosure within Note 4 to reflect the fact that all services related to the services agreement were completed within fiscal 2013.  There were no further services required from Mr. Valdes subsequent to December 31, 2013 in order to earn the shares; therefore, the services rendered in accordance with the agreement were fulfilled and no further milestones or services were owed subsequent to December 31, 2013 and so the expense recognition for the share based compensation was complete as of that date.

Enclosed with this letter is a letter from the Chief Executive Officer of the Registrant acknowledging, among other things, the Registrant's responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all your comments fairly and reasonably.  Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc
cc/ Mr. R. J. Valdes, CEO/President

INTERNATIONAL LAND ALLIANCE, INC.
350 10th Ave., Suite 1000
San Diego, California 9211
Tele: (877) 661-4811

October 31,  2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Attn:	Dietrich A. King, Assistant Director
David Lin, Staff Attorney
Amit Pande, Accounting Branch Chief
John A. Spitz, Staff Accountant

Re:	International Land Alliance, Inc. ("Registrant" and/or "Company")
Amendment No. 5 to Registration Statement on Form S-1
Filed on October 31, 2017
File No. 333-218248

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●
Should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By: /s/ Roberto Jesus Valdes
      Roberto Jesus Valdes, President & CEO